Nuveen Investments

333 West Wacker Drive

Chicago, IL 60606

P 312.917.7700

www.nuveen.com

VIA EDGAR

March 11, 2020

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Elisabeth Bentzinger

Re:

Request for Acceleration of the Effective Date of Nuveen California AMT-Free Quality Municipal Income Fund’s Pre-Effective Amendment No. 1 Under the Securities Act of 1933 and Amendment No. 14 Under the Investment Company Act of 1940 (File Nos. 333-225399 and 811-21212)

Dear Ms. Bentzinger:

Pursuant to Rule 461 under the Securities Act of 1933, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective Thursday, March 12, 2020, or as soon thereafter as practicable.

In connection with this request, Nuveen Securities, LLC, the underwriter for the Fund, has also signed this letter requesting acceleration.

Very truly yours,

Nuveen California AMT-Free Quality Municipal Income Fund	Nuveen Securities, LLC

/s/ Gifford R. Zimmerman	/s/ Gifford R. Zimmerman
By: Gifford R. Zimmerman	By: Gifford R. Zimmerman
Title: Vice President and Secretary	Title: Managing Director